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PART II, ITEM 6, EXHIBIT 11.


                               EGAN SYSTEMS, INC.
                       COMPUTATION OF PER SHARE EARNINGS


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
                                                              Nine Months Ended September 30,

                                                                  1996                 1995


Net income (loss) applicable to common stock                   $    14,154          $  (97,448)


Outstanding shares - common stock at January 1,                 10,185,000           8,435,000


Dilutive effect of stock options and warrants                        -


Weighted average shares issued during period                         -               1,477,777

Weighted average common shares outstanding -
 primary and fully diluted - September 30,                      10,185,000           9,912,777


Net income per common share -
 primary and fully diluted - September 30,                     $      0.00          $    (0.01)
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